EXHIBIT 3
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[Desc Logo] [Photograph of Corporate Building]

IR Contacts:

  In Mexico:                                   In New York:
  Marisol Vazquez Mellado                      Blanca Hirani
  Alejandro de la Barreda Gomez                Melanie Carpenter
  Adriana Estrada Vergara                      Tel: 212-406-3693
  Tel: 5255-5261-8037                          bhirani@i-advize.com
  abarredag@mail.desc.com.mx
  www.desc.com.mx


                               DESC, S.A. de C.V.
                            (NYSE: DES; BMV: DESCB)


              INVITES YOU TO ITS FIRST QUARTER 2003 CONFERENCE CALL

                              PRESENTING FOR DESC:

                      LUIS TELLEZ, Executive Vice President
                    ARTURO D'ACOSTA, Chief Financial Officer
                  MARISOL VAZQUEZ MELLADO, Director of Treasury
               ALEJANDRO DE LA BARREDA, Investor Relations Officer

                                      DATE:

                            WEDNESDAY, APRIL 30, 2003
                           10:00 A.M. (NEW YORK TIME)
                             9:00 A.M. (MEXICO TIME)


                          TO PARTICIPATE, PLEASE DIAL:
                       (800) 946-0708 (U.S. PARTICIPANTS)
                   (719) 457-2639 (INTERNATIONAL PARTICIPANTS)

                              CONFERENCE NAME: DESC


                           **************************


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    A 24-HOUR REPLAY WILL BE AVAILABLE UNTIL MAY 7, 2003, AT 11:59 P.M. (ET).
                       TO ACCESS THIS REPLAY PLEASE DIAL:

                             (888) 203-1112 domestic
                          (719) 457-0820 international

                               ACCESS CODE: 462793





                          FOR ASSISTANCE PLEASE CONTACT

                     i-advize Corporate Communications, Inc.

                         BLANCA HIRANI AT (212) 406-3693





















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